FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
FRIDAY OCTOBER 10, 2003 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – October 9, 2003 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, today announced that it will release second quarter earnings, before North American markets open, on the morning of October 10, 2003.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Friday, October 10, 2003, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6715

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #21163084.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System™ (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com